Exhibit 99.1

STRATEGIC ADVISOR AGREEMENT

THIS STRATEGIC ADVISOR AGREEMENT (this “Agreement”) is made and entered into as of October 4, 2025 (the “Effective Date”) by and between VisionSys AI Inc., a Cayman Islands exempted company (the “Company”), and Clocktower BV (the “Strategic Advisor”).

WHEREAS, the Company wishes to secure the commitment of Strategic Advisor to offer consulting services to the Company, and Strategic Advisor wishes to offer such a commitment.

NOW, THEREFORE, in consideration of the premises and of the covenants and undertakings specified herein, the Company and the Strategic Advisor hereby agree as follows:

1. Engagement and Services.

1.1 Engagement. The Company hereby engages Strategic Advisor, and Strategic Advisor hereby accepts such engagement, to serve as a strategic advisor to the Company on the terms and conditions set forth in this Agreement.

1.2 Services. Strategic Advisor shall personally provide the Company with strategic advice and guidance relating to the Company’s business, operations and growth initiatives, and industry trends in the crypto technology and decentralized system sector (the “Services”). Strategic Advisor shall perform the Services at such times and places as are mutually agreed upon by the Company and Strategic Advisor, with no specific minimum time commitment required.

2. Term. The term of this Agreement shall commence on the date hereof and continue for a period of twelve (12) months. The term may be extended by mutual written agreement of the parties hereto (the “Parties”).

3. Compensation.

3.1 In consideration of Strategic Advisor’s provision of the Services, the Company will compensate the Strategic Advisor with (i) $120,000, paid in accordance with the Company’s routine payroll practices, and (ii) 300,000 restricted American Depositary Shares of the Company, as defined in that certain Form of ADR entered into by and between Citibank, N.A., and VisionSys Ai Inc. (the “ADSs”).

3.2 The ADSs shall be issued to the Strategic Advisor 90 days after the Effective Date (the “Issuance Date”). Within six (6) months of the Issuance Date, the Strategic Advisor’s ADSs may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the ADSs by any person.

4. Status as an Independent Contractor. Strategic Advisor and the Company hereby specifically agree that, throughout the term of this Agreement, Strategic Advisor’s relationship with the Company hereunder will be solely and exclusively that of an independent contractor. Strategic Advisor shall not be deemed and shall not hold himself out to be an employee or agent of the Company, nor shall the parties be deemed to be engaged in any partnership, joint venture, or other business relationship other than that of principal and independent contractor. Nothing contained in this Agreement shall be construed so as to make Strategic Advisor an employee of the Company or any of its parents, subsidiaries or affiliates (collectively, the “Company Entities”), or to entitle Strategic Advisor to any rights or fringe benefits offered to employees of the Company or the Company Entities, including, but not limited to, any retirement, savings, health, medical, welfare, life insurance, disability, vacation, stock purchase, stock option, incentive, or other benefit plans or programs maintained for employees by or on behalf of the Company or the Company Entities.

5. Termination.

5.1 Termination. Notwithstanding Section 2 hereof, either Party may terminate this Agreement at any time, effective immediately upon notice, if it has good cause for termination. Without limiting applicable law, good cause for termination includes a situation in which the other Party is in material breach of any of its obligations under this Agreement and has failed to cure such breach within ten (10) days, after receiving written notice from the other Party of the existence of such breach.

5.2 Survival of Accrued Obligations. Termination of this Agreement will not relieve either Party of its obligations hereunder accruing prior to such termination. Each Party will diligently continue to perform its obligations hereunder through the date of termination even if it has received notice of the other Party’s election to terminate.

6. Confidentiality and Non-Disclosure.

6.1 Obligations of Confidentiality. Strategic Advisor hereby acknowledges that all of the Proprietary Information (as hereinafter defined) now or hereafter known to Strategic Advisor is of substantial value to the Company and is and has been maintained in confidence as trade secrets of the Company. Strategic Advisor hereby covenants and agrees:

(i) to keep such Proprietary Information confidential as herein provided.

(ii) not to disclose, divulge or furnish such Proprietary Information to any third party except as authorized by the Company, and then only on the understanding that such third party is made aware of and undertakes to observe the provisions of this Section 6.

(iii) not to copy or reduce Proprietary Information to writing, except as may be strictly necessary for purposes of performing the Services; and

(iv) upon termination of this Agreement for any reason, to return to the Company within five (5) business days therefrom, all copies of Proprietary Information reduced to writing or other permanent form, to delete all copies of Proprietary Information in electronic form and to destroy all notes and any other written or electronic reports or documents which may have been made by Strategic Advisor in performance of the Services to the extent they contain any Proprietary Information in whole or part, except as authorized by the Company or as is strictly necessary to complete any outstanding obligations relating to this Agreement, after which such Proprietary Information will be returned or destroyed as aforesaid.

6.2 Definition. For purposes of this Agreement, “Proprietary Information” means any strategic, technical, business, commercial, legal, financial or other information provided to Strategic Advisor by the Company (or by a third party on the Company’s behalf); provided, however, that Proprietary Information will not include any information which: (i) is in or comes into the public domain otherwise than through a breach of this Agreement or through any act or omission of Strategic Advisor; or (ii) has been lawfully received by Strategic Advisor from a third party without restriction as to its use or disclosure; or (iii) was already in Strategic Advisor’s possession free of any such restriction prior to receipt from or on behalf of the Company; or (iv) was independently developed by Strategic Advisor without making use of the Proprietary Information; or (v) has been approved for unconditional release or use by written authorization of the Company.

7. Representations and Warranties.

7.1 Mutual Representations. Each Party represents and warrants to each other that: (a) it has the full right, power, and authority to enter into and perform its obligations under this Agreement; and (b) its performance under this Agreement will not violate any applicable laws or regulations.

7.2 Disclaimer. Except as expressly set forth in this Agreement, the Company makes no warranties, express or implied, including any warranties of merchantability, fitness for a particular purpose, or non-infringement.

8. Limitation of Liability. Each Party’s total liability under this Agreement, whether in contract, tort, or otherwise, shall be limited to the total compensation paid under this Agreement. Neither Party shall be liable to the other Party for any indirect, incidental, consequential, special, or punitive damages, including loss of profits or revenue, arising out of or related to this Agreement, even if advised of the possibility of such damages.

9. Indemnification. The Company shall indemnify and hold harmless Strategic Advisor from and against any and all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) arising out of or in connection with the performance of the Services, except to the extent resulting from Strategic Advisor’s gross negligence, willful misconduct, or material breach of this Agreement.

10. Miscellaneous.

10.1 Notices. Any notice or approval required or permitted under this Agreement will be in writing and will be sent by registered or certified mail, postage prepaid, or by email, to the addresses designated by prior written notice. Any notice sent by mail will be deemed received three (3) business days after its mailing.

10.2 Entire Agreement. This Agreement contains the entire understanding of the Parties regarding all matters contained herein, and supersedes all prior oral or written agreements, arrangements and understandings relating thereto.

10.3 Amendment. This Agreement may be amended only by a writing signed by both Parties. The failure by either Party to enforce compliance with any provision of this Agreement by the other Party will not operate or be construed as a waiver of such provision or of any other provision of this Agreement, or of any subsequent breach by such Party of a provision of this Agreement.

10.4 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions hereof will continue in full force and effect.

11. Applicable Law; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law principles. Any dispute arising between the parties out of or in connection with this Agreement will be finally resolved exclusively in state or federal courts in New York, New York.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

VisionSys AI Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	CEO

Clocktower BV

By:	/s/ Tom Trowbridge
Name:	Tom Trowbridge
Title:	Director

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